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Colorado Secretary of State
Date and Time: 02/18/2021 07:00 AM
ID Number: 20211155660

Document number: 20211155660
Amount Paid: $50.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Incorporation for a Profit Corporation
filed pursuant to § 7-102-101 and § 7-102-102 of the Colorado Revised Statutes (C.R.S.)

1. The domestic entity name for the corporation is

 Yasheng Group   .

 (Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

2. The principal office address of the corporation's initial principal office is

 Street address   21 YanXing Rd. Yasheng Mansion 10-1
                         (Street number and name)

                         _____

                         Lanzhou   730030
                         (City)   *(State)*   *(ZIP/Postal Code)*
                         _____ China
                         (Province – if applicable)   *(Country)*

 Mailing address   _____
 (leave blank if same as street address)   *(Street number and name or Post Office Box information)*

                         _____

                         _____ _____ _____
                         (City)   *(State)*   *(ZIP/Postal Code)*
                         _____ _____.
                         (Province – if applicable)   *(Country)*

3. The registered agent name and registered agent address of the corporation's initial registered agent are

 Name
 (if an individual)   _____ _____ _____ _____
                         (Last)   *(First)*   *(Middle)*   *(Suffix)*

 or

 (if an entity)   REGISTERED AGENTS INC
 (Caution: Do not provide both an individual and an entity name.)

 Street address   1942 BROADWAY STREET, SUITE 314C ,
                         (Street number and name)

                         _____

                         BOULDER   CO   80302
                         (City)   *(State)* *(ZIP/Postal Code)*

 Mailing address   _____
 (leave blank if same as street address)   *(Street number and name or Post Office Box information)*

                         _____

                         _____ CO   _____.
                         (City)   *(State)*   *(ZIP/Postal Code)*

(The following statement is adopted by marking the box.)

☒ The person appointed as registered agent above has consented to being so appointed.

4. The true name and mailing address of the incorporator are

Name
(if an individual)
_____ _____ _____ _____
(Last)   *(First)*   *(Middle)*   *(Suffix)*

or

(if an entity)   Registered Agent LLC_____

(Caution: Do not provide both an individual and an entity name.)

Mailing address   1942 BROADWAY STREET, SUITE 314C ,_____
                          (Street number and name or Post Office Box information)

_____

BOULDER_____   CO   80302_____
           (City)   *(State)*   *(ZIP/Postal Code)*
_____   United States__.
     (Province – if applicable)   *(Country)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ The corporation has one or more additional incorporators and the name and mailing address of each additional incorporator are stated in an attachment.

5. The classes of shares and number of shares of each class that the corporation is authorized to issue are as follows.

⦿ The corporation is authorized to issue   800,000,000   common shares that shall have unlimited voting rights and are entitled to receive the net assets of the corporation upon dissolution.

◯ Information regarding shares as required by section 7-106-101, C.R.S., is included in an attachment.

6. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*

☐ This document contains additional information as provided by law.

7. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)
The delayed effective date and, if applicable, time of this document is/are _____.
                                                            (mm/dd/yyyy hour:minute am/pm)

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is named in the document as one who has caused it to be delivered.

8. The true name and mailing address of the individual causing the document to be delivered for filing are


Zhang _____ H.R. _____ _____ _____
(Last)   *(First)*   *(Middle)*   *(Suffix)*

1942 BROADWAY STREET, SUITE 314C , _____
(Street number and name or Post Office Box information)

_____

BOULDER _____ CO ___ 80302 _____
(City)   *(State)*   *(ZIP/Postal Code)*

_____ United States .
(Province – if applicable)   *(Country)*


(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:
This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).